

June 26, 2012

Via E-mail
Richard J. Hittner
Chief Accounting Officer
Lazard Ltd
30 Rockefeller Plaza
New York, NY 10020

      Re: **Lazard Ltd.**
              Form 10-K for the Year Ended December 31, 2011
              Filed February 29, 2012
              Form 8-K for the Period Ended April 24, 2012 and
              Form 8-K for the Period Ended April 27, 2012
              Filed April 27, 2012
              Definitive Proxy Statement on Schedule 14A
              Filed March 20, 2012
              Response Dated June 18, 2012
              File No. 1-32492

Dear Mr. Hittner:

      We have reviewed your response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

Form 8-K for the Period Ended April 24, 2012

Exhibit 99.1

1. We note your response to comment one from our letter dated June 4, 2012 in which you indicate that you will revise the presentation of non-GAAP information in your future Form 8-Ks so that it no longer resembles a complete non-GAAP income statement. As previously requested, please provide us with an example of how the non-GAAP disclosures will look in your future filings.

Form 8-K for the Period Ended April 27, 2012

Exhibit 99.1

2. We note your response to comment two from our letter dated June 4, 2012. It appears to us that the MD&A included in your March 31, 2012 Form 10-Q was very similar in approach to the MD&A presented in your December 31, 2011 Form 10-K. We are unable to locate the changes you made in your March 31, 2012 Form 10-Q to include the discussions about your financial targets, compensation costs and trends, capital management, taxes, and your revenue growth strategy in a similar manner to your April 27, 2012 shareholder letter. Please tell us the specific disclosures you added in your Form 10-Q that you believe provided the additional information and themes set forth in the shareholder letter. In addition, please show us supplementally what your revised 2011 versus 2010 MD&A would have looked like. We realize that some changes to your proposed disclosures for these prior periods may be made by the time your 2012 Form 10-K is filed.

You may contact Lisa Etheredge, Staff Accountant, at (202) 551-3424 or the undersigned at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney, at (202) 551-3345 or Era Anagnosti, Staff Attorney, (202) 551-3369 with any other questions.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief

cc: Jack Merimee, Counsel